LATAM group’s capacity grew by 9.8% in November compared to the same month of 2023

Operating statistics for November 2024

Santiago, December 9, 2024 - During November, LATAM group increased its consolidated capacity, measured in available seat-kilometers (ASK), by 9.8% compared to the same month of 2023. This growth was mainly driven by a 14.5% increase in the group's international operations. In addition, during November the route from Fortaleza, Brazil, to Santiago, Chile was launched and the domestic route between Quito, Ecuador, and Galápagos, Ecuador was resumed.

In terms of consolidated traffic, measured in revenue passenger-kilometers (RPK), there was an 11.0% increase compared to the same period of last year. As a result, the consolidated load factor reached 86.1%.

Furthermore, in November, the group transported 7.0 million passengers, a 4.9% increase versus last year. Year-to-date, the group has transported 74.7 million passengers, an 11.6% increase compared to the same period of 2023, exceeding the total number of passengers transported throughout the entire year of 2023.

In terms of cargo, LATAM group's capacity, measured in available ton-kilometers (ATK), increased by 8.4% compared to November of last year, reaching 690 million ATK.

The following table summarizes the main operating statistics for the month and year-to-date figures as of November for the main LATAM group business segments:

INVESTOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.
Investor Relations
InvestorRelations@latam.com
Tel: (56-2) 2565-3844
www.latamairlinesgroup.net

LATAM GROUP OPERATIONS	November			Year to Date
	2024	2023	% Change	2024	2023	% Change
LATAM GROUP PASSENGER OPERATIONS
REVENUE PASSENGER KILOMETERS (million)
SYSTEM	11,418	10,285	11.0%	121,195	103,294	17.3%
DOMESTIC SSC (1)	1,989	1,916	3.8%	20,821	18,502	12.5%
DOMESTIC BRAZIL (2)	3,427	3,177	7.9%	35,888	32,842	9.3%
INTERNATIONAL (3)	6,002	5,193	15.6%	64,486	51,950	24.1%

AVAILABLE SEAT KILOMETERS (million)
SYSTEM	13,258	12,070	9.8%	143,851	124,559	15.5%
DOMESTIC SSC (1)	2,350	2,284	2.9%	25,346	22,638	12.0%
DOMESTIC BRAZIL (2)	3,996	3,751	6.5%	43,644	40,715	7.2%
INTERNATIONAL (3)	6,912	6,035	14.5%	74,861	61,206	22.3%

PASSENGER LOAD FACTOR
SYSTEM	86.1%	85.2%	0.9p.p	84.3%	82.9%	1.3p.p
DOMESTIC SSC (1)	84.6%	83.9%	0.7p.p	82.1%	81.7%	0.4p.p
DOMESTIC BRAZIL (2)	85.8%	84.7%	1.1p.p	82.2%	80.7%	1.6p.p
INTERNATIONAL (3)	86.8%	86.0%	0.8p.p	86.1%	84.9%	1.3p.p

PASSENGER BOARDED (thousand)
SYSTEM	7,027	6,698	4.9%	74,708	66,971	11.6%
DOMESTIC SSC (1)	2,650	2,622	1.1%	28,362	25,293	12.1%
DOMESTIC BRAZIL (2)	3,006	2,890	4.0%	31,733	29,985	5.8%
INTERNATIONAL (3)	1,371	1,186	15.6%	14,614	11,693	25.0%

LATAM GROUP CARGO OPERATIONS

REVENUE TON KILOMETERS (Cargo) (million)
SYSTEM	388	338	15.0%	3,928	3,346	17.4%

AVAILABLE TON KILOMETERS (Cargo) (million)
SYSTEM	690	636	8.4%	7,319	6,502	12.6%

CARGO LOAD FACTOR
SYSTEM	56.3%	53.1%	3.2p.p	53.7%	51.5%	2.2p.p

(1) Domestic SSC refers to domestic operations of LATAM Airlines Chile, LATAM Airlines Colombia, LATAM Airlines Ecuador and LATAM Airlines Peru.
(2) Domestic Brazil refers to LATAM Airlines Brazil domestic operations.
(3) International refers to international operations of LATAM Airlines Brazil, LATAM Airlines Chile, LATAM Airlines Colombia, LATAM Airlines Ecuador, LATAM Airlines Peru and LATAM Airlines Paraguay.

INVESTOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.
Investor Relations
InvestorRelations@latam.com
Tel: (56-2) 2565-3844
www.latamairlinesgroup.net

ABOUT LATAM GROUP
LATAM Airlines Group S.A. and its subsidiaries are the leading airline group in Latin America, with presence in five domestic markets in the region: Brazil, Chile, Colombia, Ecuador and Peru, in addition to international operations within Latin America and to Europe, Oceania, Africa, the United States and the Caribbean.
The group has a fleet of Boeing 767, 777, 787, Airbus A321, A321neo A320, A320neo and A319 aircraft. LATAM Cargo Chile, LATAM Cargo Colombia and LATAM Cargo Brazil are the LATAM group’s cargo subsidiaries. In addition to having access to the bellies of the passenger affiliates' aircraft, they have a fleet of 22 freighters. These cargo subsidiaries have access to the group's passenger aircraft, and operate within the LATAM group network, as well as on exclusive international routes for cargo transportation. In addition, they offer a modern infrastructure and a wide variety of services and support options to meet the needs of its customers.
More financial information at www.latamairlinesgroup.net
www.latam.com

INVESTOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.
Investor Relations
InvestorRelations@latam.com
Tel: (56-2) 2565-3844
www.latamairlinesgroup.net